4-26-02

02027464

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for the First Quarter 2002
dated April 26, 2002

Commission File Number 1-14520

BANCO TOTTA & AÇORES, S.A.
(Translation of Registrant's name into English)

Rua Aurea, 88
1100 Lisbon, Portugal
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F _x__ Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No _x__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Exhibit 1. Release dated April 24, 2002. Banco Totta & Açores, S.A. (the "Bank") reported consolidated net income of EUR 60 million in the first quarter of 2002.

Presentation of Financial Information

The consolidated financial information presented in the April 24, 2002 press release is derived from the unaudited consolidated financial statements of the Bank and its consolidated subsidiaries (the "Group") for the interim periods ended March 31, 2002 and 2001. The results contained in the attached release are not necessarily indicative of results for any other period or for the full year applicable thereto The data presented has been prepared in accordance with generally accepted principles of Portugal ("Portuguese GAAP") but, due to restructuring of the Group in 2001 and the impact of the sale of Chemical SGPS, the financial statements for the interim period ended March 31, 2001 were adjusted as described in the release to be comparable to those of the interim period ended March 31, 2002. Portuguese GAAP does vary in certain significant respects from the accounting principles generally accepted in the United States of America and for a discussion of these differences see Note 26 of the Notes to the Bank's consolidated financial statements for the fiscal year ended December 31, 2000, included in the Bank's Annual Report on Form 20-F for 2000.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO TOTTA & AÇORES, S.A.

By: R Bettencourt

Maria do Rosário Bettencourt
Vice President

Date: April 26, 2002

totta Banco Totta & Açores — Crédito Predial Português — Banco Santander — Banco Santander de Negócios Portugal

April 24th, 2002

For further information please contact:

Lisbon
Luís Bento dos Santos 351 21 321 15 27
João Veiga Anjos 351 21 326 30 22

New York
Jaime Cano 1212 350 39 03

NET INCOME OF BANCO TOTTA IN PORTUGAL ROSE 14% TO EUR 60 MILLION IN THE FIRST QUARTER OF 2002

Banco Totta & Açores recorded a total net income of Eur 60 million and a total business volume (loans + customers funds) of Eur 42,7 billion, an increase over 2001, of 13,8% and 16,7%, respectively. The efficiency ratio stood at 43,4%, a significant improvement when compared to the first quarter 2001, while ROE reached 23,4% compared to 20,5% in 2001. Solvency ratio is higher than 11%.

EPS increased 14%.

Net income for the quarter was Eur 60 million, a 13,8% increase over the first quarter of 2001, and ROE increased to 23,4% (20,5% in March 2001).

Net interest revenue reached Eur 169,2 million. Net operating revenue was Eur 246,5 million, an increase of 7,8% over March 2001, on a comparative basis(*).

Operational costs decreased 6,5% (from Eur 114.4 million to Eur 107 million). Efficiency ratio improved to 43,4% at the end of March 2002.

Operating income increased 26,2% to Eur 126.9 million in March 2002, compared to Eur 100.5 million, in March 2001, on a comparative basis(*).

Customer funds rose 18,5% to Eur 21,6 billion, while customer loans stood at Eur 19,1 billion, a rise of 15,2% compared to March 2001. Business volumes totaled Eur 42,7 billion, a 16,7% increase over the previous year.

The NPL ratio (+ 90 days past due) improved from 2,1%, at the end of March 2001, to 2% at the end of March 2002. The NPL Coverage (+ 90 days past due) reached 146,6% in March 2002, in line with the usual prudential ratios of the Group.

Solvency ratio higher than 11%.

(*)The 2001 figures, to be comparable with the 2002 figures, were adjusted by the impact of the sale of Chemical SGPS (made last year under the restructuring of the Group). Although this transaction had no impact on the net profit of the Group, adjustments were made to dividends, provisions and extraordinary results to make the figures comparable on a item per item basis.

Lisbon, April 24th, 2002 – Banco Totta in Portugal, announced today its results for the first quarter, 2002

Grupo Santander Central Hispano in Portugal comprises the activities of Banco Santander Portugal, Banco Santander Negócios, Banco Totta & Açores and Crédito Predial Português.

According to Mr António Horta Osório, Chief Executive Officer, " The results achieved, that reflect a growth in the per share profits of 14%, confirm the defined strategy of sustained growth of the activity through the launching of innovative products with strong added value for customers, while maintaining efficiency improvements and the adequate risk control of the business. As a result of this policy, the efficiency ratio improved to a level below 45%, confirming a balanced relation between return and costs and the growth of business in general above the market, based primarily in the increase of 18,5% of customers resources. This led to a return on equity of 23,4% and a solvency ratio above 11%.

RESULTS

Net income before taxes rose 10% to Eur 85.7 million in the first quarter ended in March 31, 2002, from Eur 77.9 million at the end of March 2001, while net income rose 13,8% to Eur 60 million over the same period. As a result, the ROE increased from 20,5% to 23,4%, in line with the Group's target.

Chemical, SGPS sale transaction in 2001 (following the Group's assets split with BCP Group) caused different accounting impacts, namely in dividends received (+ Eur 22.4 million), in Provisions (+ Eur 7.7 million) and in the Extraordinary Results (- Eur 30.1 million). Despite it had no impact in terms of net income, a pro-forma income statement was built to make 2001 figures comparable to 2002, on a item per item basis.

Net operating revenue increased 7,8% when compared against March 2001 and on a comparative basis, reflecting the trend registered in net interest income (that reached Eur 169.2 million) and the 16,7% increase in business volumes, combined with a strict interest rate policy.

Operational costs decreased 6,5% in March 2002, comparing to March 2001, due to a decrease of 11,2% in personnel costs and an increase of 2,7% in general expenses.

The operational costs decreased, resulting in a better cost-to-income ratio of 43,4% in March 2002, anticipating the Group's target of a cost-to-income ratio of 45% until 2003.

BALANCE SHEET AND ACTIVITY

The commercial activity during the quarter was mainly focused in increasing customer's funds. In order to achieve these goals the Group improved cross-selling operations and carried on with its policy of launching innovative products and adapting the existing ones to the market conditions.

In the first quarter of 2002, net assets amounted to Eur 25,5 billion, an increase of 0,3% when compared with the first quarter of 2001. Business volumes increased 16,7% to Eur 42,7 billion over the same period.

Loans to customers increased 15,2% to Eur 19,1 billions. These increase was due to the launching of new products and the extension of last year's successful campaigns, namely in the mortgage segment.

In the mortgage lending segment, CPP's main business area and an important traffic-builder for BTA and Santander, highlights to the extension of *Crédito Oferta Carro*, in the three retail networks.

The Bank's lending business was undertaken within the scope of the Group's risk-control policy. As a result, Overdue Loans (+ than 90 days) represented 2% of the Total Loan portfolio, as of March 2002 (2,1% as of March 2001) while the coverage by provisions (+ 90 days) reached 146,6% in the same period.

Customer Funds increased 18,5% to Eur 21,6 billion, based not only in improved traditional banking products but also in structured products and investment funds. Structured products, that provide considerable value to our customers and are normally issued in the form of bonds, rose 59,9% to Eur 2,5 billions. Customer Deposits increased 8%, reaching Eur 15,4 billions.

During the first three months of 2002 several innovative investment and saving products were launched:

- In Totta network – new series of *Totta 400* and *DP Premio Lar.*
- In CPP network – *Super Conta Crédito Predial, CréditoPredial Aforro* and *Conta Poupança Habitação.*

In relation to structured products, two new products were launched in the three retail networks: *Obrigações de Caixa Euro Preço* and *Obrigações Mundial 2002.* In Totta retail network, highlights also to a new combined product (bond + investment fund): *Totta Mix Crescente.* A new series of Novimovest – a property investment fund, was launched in the three retail networks of the Group.

INVESTMENT BANKING

Banco Santander de Negócios Portugal net income rose 35% to Eur 11,7 million in the first quarter of 2002. The ROE increased 3,9% when compared to the same period in 2001, reaching 35,9%.

In *Corporate Finance*, highlights include the organization and leadership of a public tender offer of SONAE, SGPS over Modelo Continente, SGPS, SA, the aquisition of a stake in Modelo Continente, SGPS, SA by Totta in the amount of Eur 546 million, and the advisory services to Grupo Salvador Caetano and HBF Banco Financeiro in the establishment of a joint-venture for the Spanish market. During the first quarter of 2002 the portfolio was improved with several M&A operations and structured financing transactions to be concluded in the next months.

In the *Fixed Income* area, the Bank actively participated in the primary and secondary Portuguese public debt markets, achieving a market share (among the OEVT - special treasury bonds operators) of 23% in the buybacks of the Portuguese treasury program. In relation to the sales desk, highlights to the participation in the new benchmark issues of the Portuguese Government and other European and Latin America issues.

Highlights to the structuring of innovative products, placed through the networks and private banking segment, on the amount of Euro150 million, namely *Obrigações de Caixa Europreço* (linked to the European inflation) and *Obrigações de Caixa Mundial 2002* (linked to the results of the World's championship and to the Dow Jones Global Titans 50).

In the *Custody business*, assets under custody and the number of operations increased 7% and 17%, respectively, when compared to 2001. BSNP continued to obtain excellent classifications for its custody services quality, namely from the Royal Trust Corporation of Canada – one of the main custody houses worldwide – and Nomura International.

During the first quarter of 2002, Euronext bought the Portuguese Stock Exchange, which lead to the Portuguese market integration in the new pan-European trading platform. Despite the weak performance of the Portuguese share market during the first quarter of 2002 (36% drop on the transaction volumes), *BSN Dealer* was able to keep the second place in the Lisbon and Porto Stock Exchange ranking, reaching a market share of 14% (10% market share at the end of 2001).

ASSET MANAGEMENT AND INSURANCE

During the first quarter of 2002, *Investment Funds* increased Euro 313 million in the three retail networks sustained by the increase of 13,6% in Totta, 18,5% in CPP and 5,8% in BSP. As of March, 31 2002 the Group managed a total of Eur 3 billions and, according to APFIN, reached a market share of 13,8% (12,6% at the end of 2001).
Five investment funds of the Group were the top of the best performance ranking in the last 24 months, in their respective segment: Santander PPA; Valor Futuro FPR/E;

Santander Acções Portugal e Santander Capital Portugal; Multipoupança e Multidiversificação.

Santander Central Hispano Seguros, the insurance company, during the first quarter of 2002, launched new series of insurance products associated to investment funds, through the Group's retail network, in the amount of Eur 103 million. With a net profit for the first quarter of Eur 0,650 million, the company ranked fourth in the Portuguese insurance industry, with a market share of 12.5%.

INSTTUTIONAL BACKGROUND

Banco Santander Central Hispano S.A., (Spanish markets: SCH; NYSE: STD) is the leading financial group in Spain and Latin America, the third largest by market capitalization in the Euro Zone and among the fifteenth largest in the world. Santander Central Hispano offers a wide range of commercial and consumer banking services in Europe and Latin America, providing services to 39 million customers through more than 9,800 offices and 114,927 employees in 42 countries. According to its balance sheet as of December 31, 2001, Santander Central Hispano had US$ 400 billion in total managed funds and US$316 billion in assets.

Founded in 1857, Santander Central Hispano has a long connection with Latin America and a firm commitment that is reflected in the $17 billion invested in the region to date, with a policy of combining global balance sheet strength with local management and regional training. The Group is present in 12 countries representing 98% of the region's GDP: Argentina, Bolivia, Brazil, Colombia, Chile, Mexico, Panama, Paraguay, Peru, Puerto Rico, Uruguay and Venezuela. The franchise comprises 16 banks, 9 pension fund managers, 12 mutual funds, 10 insurance companies, 12 brokerages and 9 leasing and factoring companies. In all, it has 23 million customers in the region and more than 4,600 offices.

GROUP TOTTA IN PORTUGAL

Million Euros	Mar '02	Mar '01 (*)	Var. %
Earnings per Share (annualised)	2.29	2.01	+13.8%
Loans & Advances to Customers	19,144	16,615	+15.2%
Customers Funds	21,603	18,233	+18.5%
Investment Funds (distributed)	3,143	2,189	+43.5%
Net Interest Income	169.2	172.4	-1.9%
Net Commissions and Other Income	57.4	46.5	+23.5%
Operating Revenue	246.5	228.6	+7.8%
Total Operating Income	126.9	100.5	+26.2%
Income Before Taxes	85.7	77.9	+10.0%
Net income	60.0	52.7	+13.8%
Efficiency Ratio	43.4%	50.0%	-6.6 p.p
ROE	23.4%	20.5%	+2.9 p.p
Past Due Loans (+90th days) / Total Loans	2.0%	2.1%	-0.2%
Coverage Ratio +90th days	146.6%	162.0%	-15.3%
Employees	7,695	8,170	-475
Employees in Portugal	7,038	7,372	-334
Branches in Portugal	575	557	+18
Branches	653	630	+23

(*)The 2001 figures, to be comparable with the 2002 figures, were adjusted by the impact of the sale *of Chemical SGPS (made last year under restructuring of the Group). Although this transaction had* no impact on the net profit of the Group, adjustments were made to dividends, provisions and extraordinary results to make the figures comparable on a item per item basis.

BANCO TOTTA & AÇORES - Consolidated Balance Sheet as of 31 March 2002

ASSETS *Million Euros*	Mar '02	Mar '01	Var. %
Cash & Inter Bank Accounts	2,777	5,693	-51.2%
Loans & Advances to Customers	19,144	16,615	+15.2%
Investment Portfolio/Participation	1,958	1,646	+19.0%
Fixed Assets and Other Assets	1,592	1,433	+11.1%
TOTAL ASSETS	**25,470**	**25,387**	**+0.3%**

LIABILITIES AND EQUITY *Million Euros*	Mar '02	Mar '01	Var. %
Interbank Deposits	3,840	5,898	-34.9%
Customers Deposits	15,371	14,221	+8.1%
Securities issued	2,489	1,556	+59.9%
Accrual & Deferrals and Other Liabilities	1,501	1,760	-14.7%
Subordinated Debt	799	491	+62.7%
Shareholder's Equity + Minority Interest	1,469	1,461	+0.6%
TOTAL LIABILITIES AND EQUITY	**25,470**	**25,387**	**+0.3%**

Million Euros	Mar '02	Mar '01	Var. %
Investment Funds (distributed)	3,143	2,189	+43.5%

BANCO TOTTA & AÇORES - Consolidated Income Statement as of 31 March 2002

Million Euros	Mar '02	Mar '01 (*)	Var. %
Net Interest Income	169.2	172.4	-1.9%
Earnings from Financial Operations	19.9	9.7	+105.7%
Net Fees, Commissions & Other Net Income	57.4	46.5	+23.5%
Total operating Revenue	**246.5**	**228.6**	**+7.8%**
Administrative Expenses	(107.0)	(114.4)	-6.5%
Personnel Expenses	(67.2)	(75.6)	-11.2%
Other Administrative Expenses	(39.8)	(38.7)	+2.7%
Depreciation	(12.6)	(13.7)	-7.7%
Operating Cashflow	**126.9**	**100.5**	**+26.2%**
Net Provisions + Extraordinarios & Other Profits	(41.2)	(22.6)	+82.2%
Income Before taxes and Minorities	**85.7**	**77.9**	**+10,0%**
Income Tax	(16.7)	(16.5)	+1.4%
Minoritary Interest	(9.0)	(8.7)	+3.1%
Net Income	**60.0**	**52,7**	**+13.8%**
Earnings per Share (annualised)	2.29	2.01	+13.8.%

(*)The 2001 figures, to be comparable with the 2002 figures, were adjusted by the impact of the sale of Chemical SGPS (made last year under restructuring of the Group). Although this transaction had no impact on the net profit of the Group, adjustments were made to dividends, provisions and extraordinary results to make the figures comparable on a item per item basis.